                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 1 )*

                                 EUROPA CRUISES CORP.
                                ------------------------
                                   (NAME OF ISSUER)

                       COMMON STOCK, PAR VALUE $.001 PER SHARE
                       ---------------------------------------
                            (TITLE OF CLASS OF SECURITIES)

                                      298738105
                                    --------------
                                    (CUSIP NUMBER)

                               STEPHEN D. SILBERT, ESQ.
            CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                         2121 AVENUE OF THE STARS, 18TH FLOOR
                   LOS ANGELES, CALIFORNIA  90067   (310) 553-3000

                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                     MAY 31, 1997
                                     ------------
                         (DATE OF EVENT WHICH REQUIRES FILING
                                  OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX / /.

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT / /. (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                           (Continued on following page(s)

 CUSIP NO.                       13 D        Page 3 of ____ Pages
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     JACK JEVNE
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  /X/
--------------------------------------------------------------------------------
 6   CITIZEN OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       65,000
                  --------------------------------------------------------------
    NUMBER OF     8    SHARED VOTING POWER
     SHARES            -0-
                  --------------------------------------------------------------
  BENEFICIALLY    9    SOLE DISPOSITIVE POWER
    OWNED BY           65,000
                  --------------------------------------------------------------
      EACH        10   SHARED DISPOSITIVE POWER
    REPORTING          -0-
     PERSON
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         65,000
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /
--------------------------------------------------------------------------------
 13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .2%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
(1) Based upon 27,288,588 shares of Common Stock outstanding as of September 30, 1997 as reported by the issuer in its Form 10QSB for the quarter ended September 30, 1997.

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Reference is hereby made to that certain Schedule 13D dated May 31, 1997 (the "Schedule"), filed by Mammoth Construction Company, Inc. Retirement Trust, a trust organized under the laws of the State Of California ("Mammoth), and Jack Jevne with respect to the common stock, par value $0.001 per share (the "Common Stock") of Europa Cruises Corp., a Delaware corporation ("Europa"). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule remains unchanged. The Schedule is hereby amended as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 of the Schedule is hereby amended and restated as follows:
     This Statement is being filed by Mammoth Construction Company, Inc. Retirement Trust, a trust organized under the laws of the State of California ("Mammoth"), and Jack Jevne. Mammoth and Mr. Jevne are jointly filing this Schedule because they may be considered to be a group.

     Mammoth is a corporate retirement trust, of which Jack Jevne is the sole trustee. Mr. Jevne's principal occupation is as a private investor. The business address of Mammoth and Mr. Jevne is 1254 East Valley Road, Santa Barbara, California 93108. Mr. Jevne is a U.S. citizen.

     During the last five years, Mammoth has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). On July 7, 1995, in the Santa Barbara Municipal Court, County of Santa Barbara, Mr. Jevne pleaded no contest to a misdemeanor violation of section 415.(1) of the California Penal Code and was sentenced to probation for a period of three (3) years and ordered to pay restitution.

     During the last five years neither Mammoth nor Mr. Jevne was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or funding any violation with respect to such laws.

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



January 16, 1998         MAMMOTH CONSTRUCTION COMPANY, INC.
                         RETIREMENT TRUST



                              By: ______________________________
                                       Jack Jevne, Trustee




January 16, 1998                   _____________________________
                                       Jack Jevne


                                         -4-